

MAIL STOP 3561

July 21, 2006

Mr. Gary Engle
Stoneleigh Partners Acquisition Corp.
c/o PLM International Inc.
555 Fifth Avenue
New York, NY 10017

> **Re:** **Stoneleigh Partners Acquisition Corp.**
> **Amendment No 2 to Registration Statement on Form S-1**
> **File No. 333-133235**
> **Filed June 21, 2006**

Dear Mr. Engle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  The staff has reviewed your response to our prior comment 2 from our May 15, 2006 letter, regarding your offering size. We also note that your offering size has increased by approximately $100 million since your prior amendment. The staff views the information contained in your supplemental response, particularly the

factors considered in determining your offering size and "strategic fit" to be material to investors. Please incorporate the text of your response into your filing or advise us why this disclosure is unnecessary.

Prospectus Summary, page 1

2.      The staff notes your response to our prior comment 11 from our letter dated May 15, 2006. Please clarify your usage of the word "substantial" on pages 1 and 26 as it relates to your acquisition target. Will you, for example, only consider companies with X% or greater of its assets represented by real estate or physical assets? How will the asset % be determined – that is, will you use the historical balance sheet valuations or will you use market valuations for these assets? Also, how large of a business combination is contemplated? In addition, please advise us why the company removed its disclosures regarding "middle market" companies – are they no longer a focus of your activities?

3.      We note your disclosure that the company's amended and restated certificate of incorporation provides that you will continue in existence only until the 24 month anniversary of the consummation of this offering. We further note the statement on page 32 that "[i]f we have not completed a business combination by such date, our corporate existence will cease except for the purpose of winding up our affairs and liquidating … pursuant to Section 278 of the Delaware General Corporation Law. This has the same effect as if our board of directors and stockholders had formally voted to approve our dissolution. As a result, no vote would be required from our stockholders to commence such a dissolution and liquidation." Please provide us with a legal analysis as to whether or not limiting the corporate existence, under Section 102(b)(5) of the Delaware General Corporation Law, will allow the company not to comply with Section 275 of the DGCL and avoid a shareholders vote regarding the company's dissolution. Also confirm that notwithstanding the revisions to Section 102(b)(5) of the DGCL, Section 278 of the DGCL requires that the company continue for the term of three years from the dissolution to wind up the affairs of the company.

4.      We note disclosure that if the company does not consummate a business combination by the 24 month anniversary of the consummation of this offering, the company will distribute proceeds held in the trust fund as promptly as practicable. Please reconcile this disclosure with the requirements under Section 278 of the DGCL, as to whether the company would be required to pay its creditors before distributing the funds held in trust to the stockholders.

Liquidation if no business combination, page 6

5.      Please discuss the estimated costs of these procedures and how the company will go about paying for its dissolution in this section.

6.	On page 6 we note your disclosure that, [i]f [you] have not completed a business combination [by the expiration of the 24 month period], [y]our corporate existence will cease except for …" In an appropriate section, please clarify how you intend to define the completion of a business combination. Also, please clarify whether this means that, if a merger agreement is signed, but the merger is not completed, you will still dissolve the company.

7.	We note the disclosure on page 6, "[i]n connection with any proposed business combination we submit to our stockholders for approval, we will also submit to stockholders a proposal to amend our amended and restated certificate of incorporation." It appears that this provision is not described in your amended and restated certificate of incorporation. Please advise or revise. Further, please explain what would result if, in connection with a business combination, the shareholders vote to extend your corporate life but vote against the business combination. Please also clearly disclose the votes required to approve the extension of your corporate existence.

8.	Please clarify when your common stock, as distinct from your Class B common stock, will be canceled as part of your liquidation and dissolution. In addition, please clarify the meaning of "as promptly as possible" with respect to the timeline for returning investor funds. We believe that more definitive language is appropriate here. In this respect, we would not object to "not to exceed [insert time-frame here]" language.

9.	We note your disclosure on page 7 that you "anticipate" that your existing shareholders will advance funds necessary to liquidate the company. Please clarify whether they are obligated to do so. If not, please revise to state so.

Summary Financial Data, page 8

10.	It appears you included the proceeds of $692,500 from the May 2006 issuance of warrants in the "as adjusted column." Please revise your footnotes to this schedule to indicate these proceeds are included in the "as adjusted" column or revise the data to exclude these proceeds.

Risk Factors, page 9

11.	In reviewing your response to our prior comment 14 from our letter dated May 15, 2006 the staff notes your conclusion "that no currently existing fiduciary duties would create a conflict of interest in determining to which entity a particular business opportunity should be presented." However, the staff was unable to locate this statement within your disclosure – please advise us of its location.

12.    In the risk factor under the subheading "[i]f we are deemed to be an investment company …," please expand the risk factor to explain why the company could be deemed an investment company.  See Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940.

13.    We note your new risk factor on page 16 addressing the ability of an investor to exercise the warrants.  Please clarify what obligations, if any, the company will have to the investor if it fails to register the warrants in the event that it (a) uses its best efforts; (b) fails to use its best efforts.  In addition, to the extent that you will not be registering your securities in every state, please add disclosure concerning the specific states in which you will not be obligated to issue shares pursuant to a warrant exercise.

14.    We note that in your risk factor on page 16 you indicate that your warrants may not be exercisable into shares of common stock if a registration statement covering the warrant exercise is not in effect at the time.  However, it would appear that the warrants which were privately placed to company insiders would continue to be exercisable into restricted securities despite the fact that the public shareholders are unable to exercise their warrants.  Please add additional disclosure, including risk factor disclosure, addressing the different rights associated with the publicly held warrants as compared to the privately placed warrants and the warrants issued to the underwriters.

15.    Based on our review of your disclosures and underlying documents, it would appear that the ability to exercise the warrants will depend on the availability of a state exemption for the sale and that you do not undertake any responsibility to register these transactions in states beyond your initial filing.  However, as there will be a secondary trading market in these warrants, it is conceivable that warrant holders may be in states where a registration statement will not be in effect – and accordingly, based on their state of residence, the rights associated with their warrant may vary.  Please include a separate risk factor discussing the state registration requirements, including a statement clarify in which states you will register (and which you will not) and stating the likely effect that this will have on the warrant holder.

Use of Proceeds, page 19

16.    In your response to our prior comment 40 from our letter of May 15, 2006, you indicate that you have revised your disclosure in the "Use of Proceeds" section to address the $3.5 million payable to HCFP/Brenner in connection with its merger-related investment banking services.  However, we were unable to locate this discussion – please advise.

17.     We note your response to our prior comment 18 and we reissue our prior comment.  We were unable to locate in the use of proceeds section the discussion that you referred to in your response.   Please discuss all possible uses of the proceeds held <u>in trust</u> if such funds are released to the company.  Please include any finder's fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust.  Please reconcile this disclosure with the disclosure in the MD&A section.

Dilution, page 21

18.     Please provide us with your calculations supporting your disclosure of dilution related to Series A and Series B units, respectively.

Capitalization, page 23

19.     Please reconcile the par value of your stock to the par value disclosed on F-3.  Please advise or revise accordingly.

Proposed Business, page 26

20.     In your response to our prior comment 22 from our letter of May 15, 2006 you indicate that, because management has specialized experience in acquiring businesses with poorly focused plans and unresolved liabilities no additional risk factor disclosure is warranted.  Please explain why this is the case, especially in light of your disclosure elsewhere that management may not remain with the company after the business combination.

21.     The staff partially reissues its prior comment 23 from our letter dated May 15, 2006.  Please add a discussion of the $3.5 million payable to HCFP/Brenner Securities under your "Use of Proceeds" section, including a discussion of the services to be provided and a footnote to the tabular presentation reflecting the potential payments.  In this regard, the staff was unable to locate the disclosure you refer to in the second paragraph of your response to comment 23 – please advise.

Legal Proceedings, page 34

22.     Please clarify whether you are aware of any pending legal proceedings.

Management, page 39

23.     The staff reissues its prior comment 28 from our letter dated May 15, 2006 in its entirety.  Please clarify the meaning and implications of the disclosure that your officers and directors are required "to present to [y]our company for [y]our

consideration, prior to presentation to any other entity, any suitable business opportunity which may reasonably be required to be presented to [you] subject to any pre-existing fiduciary or contractual obligations he may have." In this regard we note that your response does not offer sufficient justification for your conclusion. Several of the entities with which your management is affiliated appear, for example, to be involved in real estate related activities. If the company is suggesting that the size of the transactions is more determinative than the type of transaction, then please specify in your disclosure, and include a statement about the range of sizes that management affiliated entities engage in.

24.     In your response to our prior comment 29 you state that you will receive a fairness opinion in certain circumstances, and that a receipt of such opinion may be a condition to the consummation of the business combination. Please clarify whether the compensation of the investment banker's fairness opinion will in any way, be conditioned upon the approval of the merger.

Certain Transactions, page 44

25.     The staff reviewed your response to our prior comment 30 from our May 16, 2006 letter and believes that your disclosure would be benefited by the inclusion of substantial portions of your response. In addition, please advise the staff whether the company performed any Black-Scholes calculations on the warrants when they were issued. Finally, please advise us of the value of these warrants when issued – as determined by the Black-Scholes option pricing model – and compare this to the value paid.

Financial Statements

General

26.     Given that the offer and sale of the warrants and the securities underlying the warrants (including those underlying the underwriter purchase option) are included in the "units" being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not

specify any circumstances under which net-cash settlement is permitted or
required, and the contract does not specify how the contract would be settled in
the event that the company is unable to deliver registered shares, then net cash
settlement is assumed if the company is unable to deliver registered shares
(because it is unlikely that nonperformance would be an acceptable alternative).
Please tell us how you have considered the guidance in EITF 00-19 in your
proposed accounting for your warrants.  We note that it appears you are currently
assuming that the warrants will be classified as equity upon issuance based on the
review of your capitalization table and the summary financial data, as adjusted.  If
you conclude that liability classification will be required upon issuance, please
revise your capitalization table, pro forma disclosures, and dilution information to
properly reflect this classification.   Additionally, please add disclosure in the
document describing your proposed accounting for the warrants upon issuance,
including the potential impact for volatility in your income statement given the
requirement to mark the warrants to fair value each period.

Notes to Financial Statements

Note 7 – Subsequent Events, F-11

27.     We note in May 2006 you issued 6,925,000 class Z warrants for $0.05 per
        warrant.  Considering you had determined the price of the Series A and B units in
        your offering filed April 7, 2006, tell us how you determined the $0.05 per
        warrant price in May 2006.

Exhibits

28.     Please confirm that all conforming changes have been made to your underlying
        agreements as they relate to your offering and in particular those provisions
        regarding the return of investor funds and the dissolution of the company.

Exhibit 3.1

29.     In Article Sixth to your Amended and Restated Certificate of Incorporation you
        refer to the "Termination Date" as hereinafter defined.  In the course of our
        review we were unable to locate a definition of this term in your Exhibit 3.1.
        Please amend to include a definition of this date – in this regard we also note that
        any termination date that would precede the dissolution of the company would
        appear to eviscerate the protections offered by this Article.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm


30.     Please instruct you independent accountants to revise their consent to reflect their
        dual dated opinion on F-2.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,


John Reynolds
Assistant Director


cc:     Robert Mittman
        Brad Shiffman
Fax:    (212) 885-5000